AAR CORP.

One AAR Place

1100 N. Wood Dale Road

Wood Dale, Illinois  60191

February 19, 2014

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Justin Dobbie

Re:                             AAR CORP.

Registration Statement on Form S-4 (No. 333-191850 & -01 to -34)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we request that the effectiveness of the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission by AAR CORP. be accelerated to 4:00 p.m., Eastern Standard Time, on Wednesday, February 19, 2014, or as soon as practicable thereafter.

In connection with this request for acceleration, we acknowledge that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve AAR CORP. from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  AAR CORP. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert J. Minkus of Schiff Hardin LLP, our counsel, at (312) 258-5584 as soon as the Registration Statement has been declared effective or if you have any questions regarding this matter.

Very truly yours,

AAR CORP.

By:	/s/ Robert J. Regan
Robert J. Regan
Vice President, General Counsel
and Secretary